FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX


04010435


RECEIVED
MAR - 9 2004
158

March 1, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 1, 2004

Please find enclosed 3 copies of the news release listed above.

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

dlw 3/10

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MARCH 1, 2004

News Release: **04-02**

Symbol: TSX Venture-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Manson Creek Resources Ltd. is pleased to announce the acquisition of a new copper project near Kamloops, British Columbia.

The property consists of 9 staked and contiguous units totaling approximately 22.5 hectares and is considered prospective for base and precious metal bearing massive sulphide, stockwork and vein type deposits.

A 100% interest may be purchased by Manson Creek over 4 years for a cash consideration of $50,000 and the issuance of 250,000 shares. The property vendor will retain a 2.5% NSR (Net Smelter Royalty), 2.0% of which Manson Creek may elect to repurchase for the amount of $1,500,000.

Reported grades in previous prospecting work by the property vendor included 17 channel samples, 16 of which returned values grading between 1 and 14% Copper.

This transaction is subject to all required regulatory and exchange approvals.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MARCH 1, 2004

News Release: **04-02**

Symbol: TSX Venture-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Manson Creek Resources Ltd. is pleased to announce the acquisition of a new copper project near Kamloops, British Columbia.

The property consists of 9 staked and contiguous units totaling approximately 22.5 hectares and is considered prospective for base and precious metal bearing massive sulphide, stockwork and vein type deposits.

A 100% interest may be purchased by Manson Creek over 4 years for a cash consideration of $50,000 and the issuance of 250,000 shares. The property vendor will retain a 2.5% NSR (Net Smelter Royalty), 2.0% of which Manson Creek may elect to repurchase for the amount of $1,500,000.

Reported grades in previous prospecting work by the property vendor included 17 channel samples, 16 of which returned values grading between 1 and 14% Copper.

This transaction is subject to all required regulatory and exchange approvals.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MARCH 1, 2004

News Release: **04-02**

Symbol: TSX Venture-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Manson Creek Resources Ltd. is pleased to announce the acquisition of a new copper project near Kamloops, British Columbia.

The property consists of 9 staked and contiguous units totaling approximately 22.5 hectares and is considered prospective for base and precious metal bearing massive sulphide, stockwork and vein type deposits.

A 100% interest may be purchased by Manson Creek over 4 years for a cash consideration of $50,000 and the issuance of 250,000 shares. The property vendor will retain a 2.5% NSR (Net Smelter Royalty), 2.0% of which Manson Creek may elect to repurchase for the amount of $1,500,000.

Reported grades in previous prospecting work by the property vendor included 17 channel samples, 16 of which returned values grading between 1 and 14% Copper.

This transaction is subject to all required regulatory and exchange approvals.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director
